DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/10/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein and
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

1,331,296

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

1,331,296
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,331,296

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.34%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 4 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on September 1, 2006. This Amendment No. 2 amends the Schedule
13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The Reporting persons have submitted the following shareholder proposals to the issuer (exhibit 1):

1.The investment advisory agreement between the Trust and Allianz Global Investors Fund Management LLC shall be terminated.

2.Commencing with the 2008 annual meeting, all expenses incurred to elect a nominee to the Board of Trustees who does not obtain at least 45% of the votes cast shall be borne by such nominee and not by the Trust.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the NCSR filed on 1/4/07 there were 7,257,093 shares of MAF outstanding as of 10/31/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors General Partnership and other accounts managed by Mr. Goldstein and Mr. Dakos beneficially own an aggregate of 1,331,296 shares of MAF or 18.34% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein or with clients.


  c) During the past 60 days the following shares of MAF were purchased unless previously reported:



None.




  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Shareholder Proposals


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/10/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP


Exhibit 1. Shareholder Proposal

BULLDOG INVESTORS GENERAL PARTNERSHIP
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097

December 27, 2007

Brian S. Shlissel
President & Chief Executive Officer
Pimco Municipal Advantage Fund, Inc.
1345 Avenue of the Americas
New York, NY 10105

Dear Brian:

Bulldog Investors General Partnership holds of record 100 common shares and is the beneficial owner of approximately 1.3 million common shares of Pimco Municipal Advantage Fund, Inc. (the
"Trust").

Pursuant to Section 4 (b) of the bylaws of the Trust, please be advised that we intend to present the following proposals at the 2008 annual meeting.

The investment advisory agreement between the Trust and Allianz
Global Investors Fund Management LLC shall be terminated.

Commencing with the 2008 annual meeting, all expenses incurred to elect a nominee to the Board of Trustees who does not obtain at least 45% of the votes cast shall be borne by such nominee and not by the Trust.

The purpose of these proposals is to sever all ties between the Trust and the investment advisor and to deter waste of the Trust's assets.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we can promptly provide it in order to cure any deficiency.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner